Exhibit 99.3

01YEEF Fold Fold Have questions about this notice? Call the Toll Free Number below or scan the QR code to find out more. Toll Free – 1-866 964-0492 www.computershare.com/ noticeandaccess Notice of Annual General Meeting and Notice of Availability of Proxy Materials You are receiving this notice as a shareholder of Suncor Energy Inc. (“Suncor”). Suncor has decided to use notice and access to deliver its Management Proxy Circular dated February 21, 2024 (the “Management Proxy Circular”) to you by providing you with electronic access to the document, instead of mailing paper copies. Enclosed is a form of proxy which may be used to vote your shares. Notice and access is a more environmentally friendly and cost effective way to deliver the Management Proxy Circular, as it will help reduce paper use and also will reduce the cost of printing and mailing materials to shareholders. Notice is hereby given that an annual general meeting of Suncor will be held: When: May 7, 2024 Where: Virtual 10:30 am (Mountain Daylight Time) https://web.lumiagm.com/431341616 for the following purposes, as further described in the “Business of the Meeting” section of the Management Proxy Circular and other applicable sections listed below: i. to receive the consolidated financial statements of Suncor for the year ended December 31, 2023 together with the notes thereto and the auditor report thereon; ii. to elect directors of Suncor to hold office until the close of the next annual meeting of shareholders; iii. to appoint the auditor of Suncor to hold office until the close of the next annual meeting of shareholders; iv. to consider and, if deemed fit, approve an advisory resolution on Suncor’s approach to executive compensation. See also the “Executive Compensation - Compensation Discussion and Analysis” section of the Management Proxy Circular; v. to consider a shareholder proposal for Suncor to end its pledge to be Net Zero by 2050, as set forth on page A-1 of Schedule A of the Management Proxy Circular; vi. to consider a shareholder proposal for Suncor to disclose audited results assessing a range of climate transition scenarios, as set forth on page A-3 of Schedule A of the Management Proxy Circular; and vii. to transact such other business as may properly be brought before the meeting or any continuation of the meeting after an adjournment or postponement.

01YEFD Fold Fold How to Request a Paper Copy of the Management Proxy Circular Shareholders may request to receive a paper copy of the Management Proxy Circular by mail at no cost for up to one year from the date the Management Proxy Circular was filed on SEDAR+. Requests for paper copies may be made using your Control Number as it appears on your enclosed form of proxy. If you do request a paper copy, please note that you will not receive another form of proxy; please retain your current one for voting purposes. To request a paper copy before the meeting date, please call the number below and follow the instructions. A paper copy will be sent to you within three business days of receiving your request. Toll Free, within North America: 1-866-962-0498 Outside of North America: (514) 982-8716 To request a paper copy after the meeting date, please call 1-800-558-9071. A paper copy will be sent to you within 10 calendar days of receiving your request. To ensure you receive the paper copy in advance of the voting deadline and meeting date, we estimate that your request must be received no later than 5:00 pm (Eastern Daylight Time) on Monday, April 22, 2024. Suncor will only provide paper copies of the Management Proxy Circular to shareholders who have standing instructions to receive, or for whom Suncor has otherwise received a request to provide, paper copies of materials. Suncor’s 2023 annual report, including its annual financial statements and managements discussion and analysis, will be delivered to all registered shareholders who did not opt out of receiving such documents. If you have any questions about notice and access, please call Investor Relations at 1-800-558-9071. PLEASE REVIEW THE MANAGEMENT PROXY CIRCULAR PRIOR TO VOTING The Management Proxy Circular and other relevant materials are available at: www.suncor.com/annual-disclosure or www.sedarplus.ca Voting PLEASE NOTE – YOU CANNOT VOTE BY RETURNING THIS NOTICE. To vote your shares you must vote using the methods reflected on your enclosed form of proxy. Internet: www.investorvote.com Telephone: 1-866-732-8683 Facsimilie: 1-866-249-7775 Mail: Computershare Trust Company of Canada, Proxy Department 135 West Beaver Creek, P.O. Box 300 Richmond Hill, Ontario, L4B 4R5 Your form of proxy must be received by 10:30 am (Mountain Daylight Time) on Friday, May 3, 2024 or, in the case of any adjournment or postponement of the meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the adjourned or postponed meeting.

Notice of Annual General Meeting and Notice of Availability of Proxy Materials You are receiving this notice as a non-registered shareholder of Suncor Energy Inc. (“Suncor”). Suncor has decided to use notice and access to deliver its Management Proxy Circular dated February 21, 2024 (the “Management Proxy Circular”) to you by providing you with electronic access to the document, instead of mailing paper copies. Enclosed is a voting instruction form which may be used to vote your shares. Notice and access is a more environmentally friendly and cost-effective way to deliver the Management Proxy Circular, as it will help reduce paper use and also will reduce the cost of printing and mailing materials to shareholders. Notice is hereby given that an annual general meeting of Suncor will be held: When: May 7, 2024 Where: Virtual 10:30 am (Mountain Daylight Time) https://web.lumiagm.com/431341616 for the following purposes, as further described in the “Business of the Meeting” section of the Management Proxy Circular and other applicable sections listed below: i. to receive the consolidated financial statements of Suncor for the year ended December 31, 2023 together with the notes thereto and the auditor report thereon; ii. to elect directors of Suncor to hold office until the close of the next annual meeting of shareholders; iii. to appoint the auditor of Suncor to hold office until the close of the next annual meeting of shareholders; iv. to consider and, if deemed fit, approve an advisory resolution on Suncor’s approach to executive compensation. See also the “Executive Compensation - Compensation Discussion and Analysis” section of the Management Proxy Circular; v. to consider a shareholder proposal for Suncor to end its pledge to be Net Zero by 2050, as set forth on page A-1 of Schedule A of the Management Proxy Circular; vi. to consider a shareholder proposal for Suncor to disclose audited results assessing a range of climate transition scenarios, as set forth on page A-3 of Schedule A of the Management Proxy Circular; and vii. to transact such other business as may properly be brought before the meeting or any continuation of the meeting after an adjournment or postponement.

How to Request a Paper Copy of the Management Proxy Circular Non-registered shareholders may request to receive a paper copy of the Management Proxy Circular by mail at no cost for up to one year from the date the Management Proxy Circular was filed on SEDAR+ using the following methods and entering the 16 digit control number located on the voting instruction form provided to you and following the instructions: Online at www.proxyvote.com By telephone toll free at 1-877-907-7643 If you do not have a control number, please contact 1-844-916-0609 (English) or 1-844-973-0593 (French) If you do request a paper copy, please note that you will not receive another voting instruction form; please retain your current one for voting purposes. To ensure you receive the paper copy in advance of the voting deadline and meeting date, we estimate that your request must be received no later than 5:00 pm (Eastern Daylight Time) on Monday, April 22, 2024. Suncor will only provide paper copies of the Management Proxy Circular to shareholders who have standing instructions to receive, or for whom Suncor has otherwise received a request to provide, paper copies of materials. Voting PLEASE NOTE – YOU CANNOT VOTE BY RETURNING THIS NOTICE. To vote your shares you must vote using the methods reflected on your enclosed voting instruction form and summarized below: Internet: www.proxyvote.com Telephone (Canada): 1-800-474-7493 (English) or 1-800-474-7501 (French) Telephone (U.S.): 1-800-454-8683 Mail: Data Processing Centre PO Box 3700, STN INDUSTRIALPARK Markham, ON Canada L3R 9Z9 Proxies must be received by 10:30 am (Mountain Daylight Time) on Friday, May 3, 2024 or, in the case of any adjournment or postponement of the meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the adjourned or postponed meeting. As you are a non-registered shareholder, your voting instruction form may provide for an earlier voting deadline in order to process your votes in a timely manner. To ensure your votes are counted you should ensure your voting instruction for is submitted in the timeline provided for on such voting instruction form. PLEASE REVIEW THE MANAGEMENT PROXY CIRCULAR PRIOR TO VOTING The ManagementProxy Circular and other relevant materials are available at: www.suncor.com/annual-disclosure or www.sedarplus.ca Suncor’s 2023 annual report and annual financial statements will be delivered to all non-registered shareholders who requested to receive such documents. If you have any questions about notice and access, please call Investor Relations at 1-800-558-9071.